Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Georgia-Carolina Bancshares, Inc.
(Commission File No. 000-22981)

The following is a transcript of the State Bank Financial Corporation investor call:

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation (“State Bank”) will file a registration statement on Form S-4 with the SEC to register State Bank’s shares that will be issued to Georgia-Carolina Bancorp, Inc.’s (“Georgia-Carolina’s”) shareholders in connection with the transaction. The registration statement will include a proxy statement of Georgia-Carolina and a prospectus of State Bank, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank, Georgia-Carolina and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank, Georgia-Carolina and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of State Bank’s and Georgia-Carolina’s respective directors and executive officers, including shareholdings, is included in State Bank’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank or Georgia-Carolina, respectively, using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this filing (including statements with respect to the merger of State Bank and Georgia-Carolina) are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to our expectations with respect to this transaction, including expectations about our future growth in the Augusta market, including enhanced deposit growth through the introduction of treasury, payroll and payments expertise in this market, the addition of significant volume and scale to our mortgage production and associated asset and fee generation, the cultural fit of State Bank’s and Georgia-Carolina’s respective management teams, our use of certain modeling assumptions and estimates related to the transaction, including balance sheet marks, costs savings and efficiency assumptions, expected returns and accretion, statements relating to the expected timing, completion and other effects, including the transition of services, related to the proposed transaction and our ability to engage in future acquisitions. These forward-looking statements are subject to risks, uncertainties and other factors, such as the inability to obtain the requisite regulatory and shareholder approvals for the proposed transaction and meet other closing terms and conditions, the reaction to the transaction of each bank’s customers, employees and counterparties or difficulties related to the transition of services, delays in obtaining cost savings and synergies from the merger, as well as additional risks and uncertainties contained in the “Risk Factors” and the forward-looking statement disclosure contained in State Bank’s Annual Report on Form 10-K for the most recently ended fiscal year, any of which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. All forward-looking statements speak only as of the date of this report. State Bank undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: We note that the below transcript references David Black as a participant. However, the proper reference should be to David Brown, EVP-Corporate Development.

Start of transcript:
CORPORATE PARTICIPANTS

Joe Evans State Bank Financial Corporation - Chairman & CEO
Remer Brinson Georgia Carolina Bank Shares - President & CEO
David Black State Bank Financial Corporation - SVP Finance

CONFERENCE CALL PARTICIPANTS

Jennifer Demba SunTrust Robinson Humphrey - Analyst
Jefferson Harralson Keefe, Bruyette & Woods - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the State Bank Financial Corporation conference call. During the presentation, all participants will be in a listen-only mode.

(Operator Instructions)

As a reminder, this conference is being recorded Tuesday, June 24, 2014. And I would like to turn the conference over to Joe Evans, Chairman and CEO of State Bank Financial Corporation. Please go ahead, sir.

Joe Evans - State Bank Financial Corporation - Chairman & CEO
Thank you, Nicky. Good morning, everyone, and thank you for joining our call. I trust that you have all seen our announcement this morning, and I will look forward to adding a bit more color to it.
But first, let me remind you that the comments made on this call are subject to our cautionary note regarding forward-looking statements in the press release and on slide 2 of the investor presentation that we prepared in conjunction with the announcement. The press release presentation and merger agreement can be found in the investor section of our website, www.statebt.com, and on the SEC website on form 8-K that was filed this morning.

Joining me on the call today from First Bank of Georgia headquarters in Augusta are Tom Wiley and David Brown from State Bank, as well as Remer Brinson, who is President and Chief Executive Officer of Georgia Carolina Bank Shares. After our prepared remarks, we will open the line for questions.

We're really pleased to have First Bank of Georgia becoming part of State Bank. First Bank is an outstanding bank in a very good market, led by a banker we consider to be one of the top community bank CEOs in Georgia. It just doesn't get much better than that.
First Bank of Georgia has deep roots in Augusta, which is the second-largest MSA in Georgia, with a very diversified and vibrant economy. The bank was founded in 1989, has approximately $523 million in assets, and operates seven banking offices in the Augusta MSA. One, I might add with pride, is in the town of Evans, Georgia.
First Bank also operates a very successful mortgage company that has offices in both Augusta and in Savannah. As to why I consider First Bank of Georgia an outstanding bank, let me try to quantify that for you.
The past five years have been very difficult times for Georgia Banks, as most of you know. Certainly they have been the most difficult I have experienced.
Over this five-year period, First Bank of Georgia averaged a 0.96 ROA, while the state average performance was 20 basis points. Also over this period of time, the average MPAs for First Bank averaged 2.12%, which was less than half of the state average. First Bank MPAs today stand at 1.15%.
The magnitude of First Bank's performance differential over this time didn't just happen. In my opinion, it reflects a combination of a solid board, outstanding leadership on the part of Remer and his team, and a good, economically diversified marketplace.
As I have said before, our acquisition should make us better and not just bigger. And Remer Brinson, his First Bank team, and the Augusta market will do just that for us.
From a strategic perspective, this transaction has many positives. First and foremost, we're going into business with people for whom we have tremendous respect.
Over the years, we tried without success to recruit Remer. And working with him over the past several months on this transaction has only served to reinforce the esteem that we hold for him and his team. We believe our respective management teams are as good a cultural fit as you are going to find.
Second, this is a great point of entry for us into the Augusta market, where First Bank of Georgia has a top 10 market share, with over 5.5% of the deposits, and a nearly $8 billion marketplace. Where regional and national banks have nearly 50% market share. First Bank of Georgia is large enough to be meaningful, but small enough to still grow and take significant market share.
The Augusta MSA encompasses six counties, four in Georgia and two in South Carolina, and is the second largest MSA by population in the state of Georgia, trailing only Atlanta. It is also the second oldest city in the State after Savanna.
The major industry drivers in Augusta include government, healthcare, medical research, education, manufacture, distribution and trade, with Fort Gordon being the largest employer in the area. It is the home of the US Army signal center, which is the military's largest training facility for information technology. Fort Gordon employs roughly 25,000 people and has a $1.4 billion impact on the local economy.
Also, Augusta hosts a relatively notable golf tournament every April. Some of you might have watched.
We believe that significant growth for us in this market, as First Bank of Georgia officers will be able to take advantage of State Bank's higher capital base and target larger relationships that they have previously been able to. Third, and while not factored at all in our modeling assumptions, we should have the opportunity to introduce State Bank's treasury, payroll and payments expertise to First Bank of Georgia customers, which should lead to enhanced deposit growth in these markets.
Finally, this transaction will add significant volume and scale to mortgage production, which should lead to greater asset and fee generation. As we said on a previous call, we have begun the process of building out State Bank's mortgage infrastructure. We now have the ability to leverage First Bank of Georgia's mature existing mortgage platform across our current footprint, which advances the timing of our own mortgage ramp up, not to mention the cost savings, from not having to build this infrastructure out on our own.
Before I discuss terms of the transaction, I would like to turn it over to Remer for a moment for his comments.

Remer Brinson - Georgia Carolina Bank Shares - President & CEO

Thank you, Joe. I would like to say just a few words about how excited we are about joining the State Bank team with Joe Evans and Tom Wiley. Joe and Tom are long-term Georgia bankers who have a successful track records of operating in growing banks that are responsive to their customers, employees and shareholders.

We think that this transaction is attractive for our shareholders both now and in the future. It also provides us with the ability to provide a greater array of products, services and technology to our customers in Augusta. Thanks for this opportunity, and I will now turn it back over to Joe.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Thank you, Remer. Now we will talk about the details of the transaction.
The agreement is a mix of 60% stock, 40% cash, for an aggregate purchase price of approximately $82 million. That is about 1.35% of tangible book value. The aggregate price per share is $22.35, with $13.50 in stock and $8.85 in cash.
The cash portion is fixed, while the exchange ratio for the portion in stock is subject to a power arrangement whereby, if during the measurement period is defined in the merger agreement, the average price of State Bank shares is $14 or less, the stock consideration will be a fixed exchange ratio of 0.964 shares of our stock for each share of Georgia-Carolina stock. And if the average price for our stock is $17 or higher, the stock consideration will be a fixed exchange ratio of 0.794.
Essentially, $14 to $17 is the range in which the exchange ratio will fluctuate in order to deliver a constant price of $13.50 in stock. Above or below that price range, the deal value will fluctuate.
As is our nature, we feel we have used conservative estimates, and are comfortable with balance sheet marks and the efficiencies we have modeled, and think this transaction will provide us with an attractive return. We expect the deal to be immediately accreted to 2015 earnings, and while only modest accretion is expected in 2015, we expect mid-teens EPS accretion in 2016.

We have taken a loan mark of 3%. And as I said on our last earnings call, we bought and liquidated over $3 billion of distressed assets over the last five years. And I don't know of anybody that is better suited to mark a loan portfolio than the people performing credit due diligence for us.

Our tangible book dilution has a projected payback period of approximately three years, based on State Bank's closing price yesterday. We factored in roughly 30% cost savings in this deal on specifically identified savings, and the ultimate folding of the First Bank of Georgia charter into State Bank. We will maintain the First Bank of Georgia brand name initially, and plan-fully -- and deliberately introduce the State Bank brand into the Augusta market at a later time.
As I said earlier, we are acquiring a very good bank. First and foremost, we don't want to mess that up.
When you buy a quality bank, maintaining culture and a sense of community is very important. We fully expect to hit our cost saving metrics, but we don't want to be overly zealous with cost savings on the front end, only to experience unforeseen employee or customer erosion on the back end.
Additionally, our modeling assumptions don't take into account any revenue synergies from treasury or payroll, or meaningful growth and loans, or the mortgage operation. And we are very optimistic that we can deliver in all of these areas.
This transaction has been unanimously approved by the boards of both companies, and we anticipate that the transaction will close in the first quarter of 2015, pending all customary regulatory and shareholder approvals. Again, we feel very positive about this transaction as being a good deal for both parties.
In closing, I want to say again how pleased I am with the pending addition of First Bank of Georgia to the State Bank family. It meets all of our criteria for a good transaction. And I believe, along with the pending Bank of Atlanta acquisition, will position us very well for the future, as we expect to continue to significantly and profitably grow this franchise, and create meaningful shareholder value in the next chapter in the life of State Bank.
With that, Nicky, we can please open the line for questions?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

And our first question comes from Jennifer Demba with SunTrust Robinson Humphrey.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Good morning.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Hello, Jennifer.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Congratulations on the deal. Curious as to -- you now have two pending deals. Does that put you on the sidelines for further acquisitions over the near-term?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

I really don't know. That is a bridge we have to cross when we get there.

This deal and Bank of Atlanta have a reasonable time gap in the application process. And also, are traveling somewhat different application processes, as Bank of Atlanta is expected to immediately fold into the State Bank charter. Essentially, it is branch -- it is functioning as a branch acquisition. And from a regulatory perspective, it is primarily just tracking through the FDIC.

The initial plan is to acquire First Bank charter intact for a period of time, sufficient for us to build the lines of communication, the trust, and mutual understanding of our respective systems, to the extent that when an ultimate full system consolidation takes place, we minimize the fallout risk. And -- but for that reason, this is purely a FED application. And I believe that both of these, in their respective formats, are of a [spies] that will be perceived to be sufficiently digestible, given the degree of development that we put into infrastructure, the magnitude of capital that we have.

That by the time something else interesting comes up, hopefully this time frame just will have naturally evolved. The deals that we do just don't fall out of the sky, and there is a fair amount of natural delay in the process. My sense is that the pace of finding attractive deals will be such that I will be surprised if the regulators are the constricting force on the pace of our acquisition growth.

David Black State Bank Financial Corporation - SVP Finance

Jennifer, this is David. I don't know of anything that we will miss that we want to do because of this.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Okay. Thank you. That is very helpful. Congratulations again.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Thank you.

Operator

(Operator Instructions)

Our next question comes from Jefferson Harralson with KBW. Please go ahead.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

Thanks, guys. I wanted to ask you about the -- you guys mentioned the mid-teens accretion for 2016.

Can you talk about the assumed earnings that you expect to get off of Georgia-Carolina? And how you -- or at least give us a framework of how you think about it? And if the earnings have been fluctuating there? And tell us how you think about the forward earning stream at Georgia-Carolina?

David Black State Bank Financial Corporation - SVP Finance

Jefferson, this is David. Without getting into too much detail, I will just talk about it conceptually. We have -- as Joe said, by 2016, we think we will have the 30% cost savings, at that point in time, throughout -- on average, through the course of the year. The current earnings for First Bank, we have modeled, basically -- the situation is that their mortgage business is -- like you said, it is fluctuating.
So we have taken a conservative view, and basically modeled little to no current impact on the mortgage business, with the expectation that we will get pickup, but it is not factored into the model. And so it is basically taking the bank earnings with a relatively small growth rate, plus the cost savings. And that is what we are looking at as contribution.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

All right. And that sounds reasonable. How should we think about the timing of the cost savings?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

As David said, I think by the time we get to 2016, we should have realized them. One of the things we're absolutely not going to do is to make timing the cost savings the tail that wags the dog.

As I said earlier, we are buying a good bank. And I have seen, and been a part, of too many deals where in the name of accelerating the cost savings, you screw up what you bought.

My greatest consideration on the front end is building the trust, the mutual understanding, the lines of communication to the point that when we finally pull the trigger on the ultimate systems conversion to get that last piece of cost savings, that it is not a negative event relative to the way we service customers in the Augusta market. With that being said, it could come earlier. It could come a little later. But we don't think that under our most conservative of assumptions, we won't realize the full benefit of the expected savings for the full year 2016.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

All right. And the -- you mentioned a 3% loan mark, but is there -- have you guys contemplated a rate mark here yet? Or is it too early? Or is it a -- what should we think about a rate mark here, if anything?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

No, we have not done a rate mark on these assumptions, Jefferson. It looked to us that the pricing was pretty much at market.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

Yes.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

As a matter of fact, there is a bit of benefit that we get in -- State Bank, as you all know, is -- as it sits right now, is very asset sensitive. And picking up a little bit of longer-dated mix in this is probably good. It fits very well, at the end of the day. On a consolidated basis, we're still very asset sensitive.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

All right. And I will ask maybe just one more. The -- have you also contemplated the CDI amortization schedule?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Yes. That is factored into the -- we used a sum of years digits on that, and it is factored into the assumptions we gave.

Jefferson Harralson - Keefe, Bruyette & Woods - Analyst

Okay.

Operator

And I'm showing no further questions at this time. I will turn the call back over to you, Mr. Evans.

Joe Evans - State Bank Financial Corporation - Chairman & CEO
Okay. Thank you all for joining us. As I said earlier, we are just really pleased with this transaction.
I think it falls into the category that Warren Buffett ascribes to being the benefits of buying a really good company at a fair price, instead of a not very good company on the cheap. And we think we have bought a very good company at a very fair price that will be a great deal for us if we execute.
And I just have a lot of confidence in that, given what I know about the State Bank team, and also what I know about Remer Brinson and his team, that I believe that we will execute. And at the end of the day, First Bank of Georgia will be a more powerful competitor in the Augusta market because of this transaction. And there is no higher priority that I have right now than to make sure that that is the case.
Thank you all for being with us.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you once again for your participation and ask that you please disconnect your lines.

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